NEWS RELEASE

New York - AG	May 28, 2024
Toronto - AG
Frankfurt - FMV

First Majestic Releases 2023 Sustainability Report and Strategy

Vancouver, British Columbia, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the release of its 2023 Sustainability Report summarizing the Company's Environmental, Social and Governance ("ESG") performance for the 2023 calendar year. The Sustainability Report has been drafted primarily in alignment with the Sustainability Accounting Standards Board ("SASB") reporting standards.

2023 SUSTAINABILITY HIGHLIGHTS

• Record Safety Performance: 32% reduction in reportable injuries and 51% reduction in lost-time injuries, compared to the 2022 calendar year.

• Diversity & Inclusion: 22% of new hires in 2023 were women, which is 10% above our current gender distribution within our workforce and highlights that First Majestic is moving toward greater female representation within the organization.

• Carbon Reduction: 48% reduction in the carbon footprint (Scope 1+2) of each tonne of ore processed, compared to the 2022 calendar year.

• Community Involvement: Community support and investment projects undertaken in 2023 directly benefit nearly 11,000 people and are available to over 48,000 residents.

• ESG Recognition: Improved our Sustainalytics score from 50.6 in 2022 to 31 in 2023, placing First Majestic in the top 37% in terms of industry performance.  Also, improved our S&P Global CSA score from 25 in 2022 to 31 in 2023, placing First Majestic in the top half of industry performance.

• Community Investments: Invested US$1.3million in our local communities, an increase of 30% compared to what we invested during the 2022 calendar year. These funds supported projects such as infrastructure improvements, educational programs, community enrichment activities, and philanthropic giving.

The 2023 Sustainability Report sets out First Majestic's sustainability strategy, including performance goals and metrics. This strategy builds on the Company's long history of management practices related to social and environmental responsibility.

"Responsible corporate practices have always been a core value for First Majestic, and are essential to the mining industry as a whole," said Keith Neumeyer, President & CEO of First Majestic. "Through our forward-facing sustainability strategy and transparent reporting of our responsible performance, we stand by our values of trust, sustainability, and accountability."

For further performance data and information about how First Majestic manages sustainability-related areas of its business, the 2023 Sustainability Report and accompanying documents are available on the Sustainability Report Hub of the Company's website at www.firstmajestic.com/sustainability/report-hub/.

About First Majestic

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, visit our website at www.firstmajestic.com. You can contact us by e-mail at info@firstmajestic.com, or by telephone at 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "forward‐looking statements").  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise.